EXHIBIT 99.1

Contact Information
Ida Yu
Investor Relations Manager
Tel:  +86 (21) 6195 9561
Email: ir@htinns.com
http://ir.htinns.com

China Lodging Group, Limited
Reports Fourth Quarter and Full Year 2012 Financial Results

•	Net Revenues increased 35.7% year-over-year for the fourth quarter and 43.3% for the full year of 2012, exceeding the high end of previously announced guidance.
•	Adjusted EBITDA from operating hotels (non-GAAP)1 increased 23.8% for the fourth quarter and 43.6% for the full year of 2012.
•
Net income attributable to China Lodging Group, Limited was RMB18.2 million (US$2.9 million)2 for the fourth quarter and RMB174.9 million (US$28.1 million) for the full year of 2012.  Diluted net earnings per ADS3 for the year were RMB2.83 (US$0.45); adjusted diluted net earnings per ADS (non-GAAP) for the year were RMB3.17 (US$0.51), representing a growth of 49.5% from prior year.

•	A total of 1,035 hotels or 113,650 hotel rooms in operation as of December 31, 2012
•	The Company provided guidance for full year 2013 net revenues growth of 26% to 29% and Q1 net revenue growth of 30% to 32%.

Shanghai, China, March 6, 2013 – China Lodging Group, Limited (NASDAQ: HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Operational Highlights
•	During the fourth quarter of 2012, the Company opened 50 leased (“leased-and- operated”) hotels and 70 net manachised (“franchised-and-managed”) hotels.

•
The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 92% in the fourth quarter of 2012, compared with 93% in the fourth quarter of 2011 and 97% in the previous quarter. The slight year-over-year decrease was mainly because our fast expansion led to a higher percentage of manachised hotels at the ramping-up stage during the fourth quarter of 2012, compared to a year ago. The sequential decrease resulted mainly from seasonality.

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1 Defined as EBITDA before pre-opening expenses and share-based compensation expenses.
2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.2301 on December 31, 2012 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.
3 Each ADS represents four of the Company’s ordinary shares.

•
The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels), was RMB176 in the fourth quarter of 2012, compared with RMB179 in the fourth quarter of 2011 and RMB183 in the previous quarter. The year-over-year decrease was mainly attributable to the city mix shifting toward lower-tier cities, partially offset by an increase in same-hotel ADR. The sequential decrease resulted mainly from seasonality.

•
RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB162 in the fourth quarter of 2012, compared with RMB167 in the fourth quarter of 2011 and RMB178 in the previous quarter.  RevPAR for leased hotels was RMB167 in the fourth quarter of 2012, compared with RMB170 in the fourth quarter of 2011, and RMB183 in the previous quarter.

•
For all hotels which had been in operation for at least 18 months (excluding franchised Starway hotels), the same-hotel RevPAR was RMB179 for the fourth quarter of 2012, a 2% increase from RMB175 for the fourth quarter of 2011, with a 1% increase in ADR and a one percentage-point increase in occupancy rate.

Full Year 2012 Operational Highlights
•
For the full year of 2012, the Company opened 121 net new leased hotels and 221 net new manachised hotels, a total of 342 hotels, exceeding our previously announced guidance. As of December 31, 2012, the Company had 465 leased hotels, 516 manachised hotels, and 54 franchised Starway hotels in operation in 171 cities. The leased and manachised hotel rooms in operation increased by 35% and 72%, respectively, from a year ago.

•	As of December 31, 2012, the Company had a total pipeline of 410 new hotels, including 80 leased hotels and 330 manachised hotels.

•	For the full year of 2012, the occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 94%, two percentage points higher than 2011.

•
For the full year of 2012, the ADR was RMB178, compared to RMB180 in 2011. The decrease was primarily due to the shift of city mix of hotels toward lower-tier cities, partially offset by an increase in same-hotel ADR.

•
For the full year of 2012, the RevPAR for all hotels in operation, excluding franchised Starway hotels, was RMB168, a 2% increase from RMB165 in 2011.  RevPAR for leased hotel was RMB 173, a 4% increase from RMB167 in 2011.

•
For all the hotels which had been in operation for at least 18 months, excluding franchised Starway hotels, the same-hotel RevPAR was RMB186 in 2012, a 6% increase from RMB176 in 2011, with a 2% increase in ADR and a three percentage-point increase in occupancy rate.

•
As of December 31, 2012, the Company’s loyalty program had more than 8 million members, who contributed more than 80% of room nights sold during the full year of 2012. In 2012, 96% of room nights were sold through the Company’s own channels.

“We are delighted that we concluded 2012 with a strong result, exceeding 1,000 hotels and covering 171 cities,” said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group.  He continued:  “Our blended hotel occupancy and RevPAR both improved even though we expanded scale and penetrated our business into lower-tier cities. Our same-hotel RevPAR for the full year improved by 6%, thanks to our strong brands, highly-motivated work force and well-established management system. In 2012, we made remarkable progress in executing our multi-brand strategy and proudly changed our Chinese name from Hanting to Hua Zhu. From Hi Inn to Joya Hotel, our product offerings now cover price range from RMB 100 to RMB 1000. We expect each of our brands to serve as a successful consolidator in its respective segment. We expect those successes, in whole, will make Hua Zhu a major force in the large and fast-growing China lodging market.”

Fourth Quarter and full year of 2012 Financial Results
Total revenues for the fourth quarter of 2012 were RMB936.7 million (US$150.3 million), representing a 35.8% year-over-year increase and a 1.2% sequential decrease. The year-over-year increases were primarily due to the growth of our number of hotels. The sequential decrease was mainly due to seasonality.

Total revenues for the year of 2012 were RMB3,419.3 million (US$548.8 million), representing an increase of 43.3% from the year of 2011.

Total revenues from leased hotels for the fourth quarter of 2012 were RMB831.1 million (US$133.4 million), representing a 32.6% year-over-year increase and a 1.8% sequential decrease.

For the year of 2012, total revenues from leased hotels were RMB3,069.4 million (US$492.7 million), representing a 41.3% year-over-year increase. As of December 31, 2012, the Company had 465 leased hotels in operation, compared with 344 at the end of 2011.

Total revenues from manachised and franchised hotels for the fourth quarter of 2012 were RMB105.6 million (US$16.9 million), representing a 67.1% year-over-year increase and a 4.6% sequential increase.

For the year of 2012, total revenues from manachised and franchised hotels were RMB 349.9 million (US$56.1 million), representing a year-over-year increase of 64.5%, and accounting for 10.2% of total revenues, compared to 8.9% of total revenues for the year of 2011.  As of December 31, 2012, the Company had 516 manachised hotels and 54 franchised Starway hotels in operation, compared with 295 manachised hotels at the end of 2011.

Net revenues for the fourth quarter of 2012 were RMB883.2 million (US$141.8 million), representing a year-over-year increase of 35.7% and a 1.2% sequential decrease.

Net revenues for the full year of 2012 were RMB3,224.5 million (US$517.6 million), representing a year-over-year increase of 43.3%.

Hotel operating costs for the fourth quarter of 2012 were RMB694.1 million (US$111.4 million), compared to RMB493.8 million (US$78.5 million) in the fourth quarter of 2011 and RMB630.0 million (US$100.2 million) in the previous quarter, representing 40.6% and 10.2% increases, respectively. The Company’s hotel network expansion, especially the growth in leased hotels, was the main driver for the increase in hotel operating costs. The average number of leased hotels in operation4 during the fourth quarter of 2012 increased 33.7% from the same period of 2011 and 9.6% sequentially. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2012 were RMB693.8 million (US$111.4 million), representing 78.6% of net revenues, compared to 75.8% for the fourth quarter in 2011 and 70.4% in the previous quarter. The year-over-year increase in cost percentage was mainly due to cost inflation. Although our cost structure is largely fixed, the blended cost inflation in the fourth quarter of 2012 exceeded our same-hotel RevPAR growth of 2%. On top of that, a large number of 77 leased hotels opened in the third and fourth quarter of 2012 added to the hotel operating cost but contributed very low revenue during their early stage of ramping-up. The sequential increase in cost percentage was primarily due to seasonally-lower RevPAR affecting the percentage calculation.

For the full year of 2012, total hotel operating costs were RMB2,453.9 million (US$393.9 million), compared to RMB1,703.3 million (US$270.6 million) in 2011. Excluding share-based compensation, hotel operating costs (non-GAAP) were RMB2,451.3 million (US$393.5 million), representing 76.0% of net revenues, compared to 75.6% in 2011. The year-over-year increase of 0.4 percentage point in cost percentage was mainly driven by cost inflation.

Selling and marketing expenses for the fourth quarter of 2012 were RMB29.0 million (US$4.6 million), compared to RMB29.3 million (US$4.7 million) in the fourth quarter of 2011 and RMB24.3 million (US$3.9 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2012 were RMB28.8 million (US$4.6 million), or 3.3% of net revenues, compared to 4.5% for the fourth quarter in 2011 and 2.7% for the previous quarter. The year-over-year decrease was mainly attributable to the benefit from economies of scale and the Company’s cost-saving efforts. The sequential increase in percentage resulted from an increase in marketing programs during the low season.

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4 Calculated as the average of the number of leased hotels in operation at the beginning of the quarter and the number of leased hotels in operation at the end of the quarter.

For the full year of 2012, total selling and marketing expenses were RMB102.8 million (US$16.5 million), compared to RMB94.8 million (US$15.1 million) in 2011. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB101.8 million (US$16.3 million), representing 3.2% of net revenues, compared to 4.2% in 2011, mainly due to the benefit from economies of scale and the Company’s cost-saving efforts.

General and administrative expenses for the fourth quarter of 2012 were RMB61.0 million (US$9.8 million), compared to RMB43.8 million (US$7.0 million) in the fourth quarter of 2011 and RMB55.7 million (US$8.9 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2012 were RMB56.4 million (US$9.1 million), representing 6.4% of net revenues, compared with 6.4% of net revenues in the fourth quarter of 2011 and 5.5% in the previous quarter.

General and administrative expenses were RMB217.4 million (US$34.9 million) for the year of 2012, compared to RMB160.1 million (US$25.4 million) in 2011. General and administrative expenses excluding share-based compensation expenses were RMB200.2 million (US$32.1 million), representing 6.2% of net revenues, compared to 6.5% in 2011, mainly due to the benefit from economies of scale.

Pre-opening expenses for the fourth quarter of 2012 were RMB69.8 million (US$11.2 million), compared to RMB49.5 million (US$7.9 million) in the fourth quarter of 2011 and RMB63.2 million (US$10.1 million) in the previous quarter. The pre-opening expenses were primarily driven by the number of leased hotels under conversion during the period. 50 leased hotels were opened during this quarter and another 80 were in the pipeline at the end of the quarter.

Pre-opening expenses for the full year of 2012 were RMB230.7 million (US$37.0 million), compared to RMB184.3 million (US$29.3 million) in 2011, representing a year-over-year increase of 25.2%. The increase in pre-opening expenses was mainly a result of our acceleration of leased hotel openings from 101 in 2011 to 121 in 2012. Our mid-scale brand, JI Hotel, had higher pre-opening expenses per hotel than our Hanting Hotel brand, due to higher rent for the underlying property and larger room count. The growth in JI Hotel openings and the strong JI Hotel pipeline also contributed to the increase of pre-opening expenses in 2012.

Income from operations for the fourth quarter of 2012 was RMB29.3 million (US$4.7 million), compared to RMB34.4 million (US$5.5 million) in the fourth quarter of 2011 and RMB120.3 million (US$19.1 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2012 was RMB34.4 million (US$5.5 million), compared to RMB37.2 million (US$5.9 million) for the fourth quarter of 2011. The year-over-year decrease was mainly due to cost inflation and higher pre-opening expenses.

Income from operations for the year was RMB219.7 million (US$35.3 million), more than doubling RMB107.1 million (US$17.0 million) in 2011. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the year of 2012 was RMB240.6 million (US$38.6 million), compared to RMB122.6 million (US$19.5 million) for the year of 2011. The significant growth in income from operations was attributable to rapid expansion of our hotel network, strong same-hotel RevPAR growth and benefit from economies of scale.

Net income attributable to China Lodging Group, Limited for the fourth quarter of 2012 was RMB18.2 million (US$2.9 million), compared to RMB30.3 million (US$4.8 million) in the fourth quarter of 2011 and RMB95.8 million (US$15.2 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the fourth quarter of 2012 was RMB23.3 million (US$3.7 million), compared to RMB33.2 million (US$5.3 million) in the fourth quarter of 2011 and RMB103.6 million (US$16.5 million) in the previous quarter. The year-over-year decrease in net income was mainly due to lower income from operations and interest income, offset by foreign exchange gain. The sequential decrease in net income was mainly due to seasonality.

Net income attributable to China Lodging Group, Limited for the full year of 2012 was RMB174.9 million (US$28.1 million), compared to RMB114.8 million (US$18.2 million) in 2011. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group (non-GAAP) for the full year of 2012 was RMB195.7 million (US$31.4 million), compared to RMB130.3 million (US$20.7 million) in 2011. The year-over-year increase was mainly attributable to a higher profit from the expanded base of manachised hotels and mature leased hotels.

Basic and diluted net earnings per share/ADS.  For the fourth quarter of 2012, basic net earnings per share and diluted net earnings per share were RMB0.07 (US$0.01); basic net earnings per ADS were RMB0.30 (US$0.05) and diluted net earnings per ADS were RMB0.29 (US$0.05). For the fourth quarter of 2012, excluding share-based compensation expenses, adjusted basic net earnings per share (non-GAAP) were RMB0.10 (US$0.02) and adjusted diluted net earnings per share (non-GAAP) were RMB0.09 (US$0.02); adjusted basic net earnings per ADS (non-GAAP) and adjusted diluted net earnings per ADS (non-GAAP) were RMB0.38 (US$0.06).

For the full year of 2012, basic net earnings per share were RMB0.72 (US$0.12) and diluted net earnings per share were RMB0.71 (US$0.11); basic net earnings per ADS were RMB2.88 (US$0.46), while diluted net earnings per share were RMB2.83 (US$0.45). For the full year of 2012, excluding share-based compensation expenses, adjusted net earnings per share (non-GAAP) were RMB0.80 (US$0.13), while adjusted diluted net earnings per share (non-GAAP) were RMB0.79 (US$0.13), and adjusted net earnings per ADS (non-GAAP) were RMB3.22 (US$0.52), while adjusted diluted net earnings per ADS (non-GAAP) were RMB3.17 (US$0.51).

EBITDA (non-GAAP) for the fourth quarter of 2012 was RMB128.5 million (US$20.6 million), compared with RMB112.0 million (US$17.8 million) in the fourth quarter of 2011 and RMB213.3 million (US$33.9 million) in the previous quarter. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the fourth quarter of 2012 was RMB203.5 million (US$32.7 million), compared with RMB164.4 million (US$26.1 million) for the fourth quarter of 2011 and RMB284.3 million (US$45.2 million) for the previous quarter. The year-over-year increase was mainly due to the expansion of our hotel network. The sequential decrease was mainly due to seasonality.

EBITDA (non-GAAP) for the full year of 2012 was RMB577.5 million (US$92.7 million), compared to RMB377.4 million (US$60.0 million) in 2011. Excluding pre-opening expenses and share-based compensation expenses, adjusted EBITDA from operating hotels (non-GAAP) for the full year of 2012 was RMB829.0 million (US$133.1 million), compared with RMB577.2 million (US$91.7 million) in 2011. The increase in adjusted EBITDA was mainly driven by the expanded base of manachised hotels and mature leased hotels.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB189.1 million (US$30.4 million) for the fourth quarter of 2012, compared with RMB156.9 million (US$24.9 million) in the fourth quarter of 2011 and RMB263.6 million (US$41.9 million) in the previous quarter. The year-over-year increase of hotel income (non-GAAP) was mainly attributable to the enlarged manachised hotel network and the increased number of mature leased hotels in our portfolio. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB131.4 million (US$21.1 million) during the fourth quarter of 2012, or 18% of net revenues derived from those hotels. Leased hotels in operation for less than six months accounted for 13% of leased room nights available for sale in the fourth quarter of 2012. Those hotels derived a hotel loss (non-GAAP) of RMB23.6 million (US$3.8 million), or 34% of net revenues derived from those hotels this quarter, mainly due to anticipated lower revenue achievement of those hotels during their ramp-up stage. For manachised and franchised hotels, the hotel income (non-GAAP) was RMB81.3 million (US$13.0 million), or 82% of net revenue derived from those hotels.

Hotel income (non-GAAP) for the full year of 2012 was RMB770.6 million (US$123.7 million), compared with RMB546.3 million (US$86.8 million) for 2011. The year-over-year increase was mainly due to higher hotel income generated from our expanded network of manachised hotels and mature leased hotels. For leased hotels in operation for at least six months, the hotel income (non-GAAP) was RMB577.1 million (US$92.6 million) during 2012, or 22% of net revenues derived from those hotels. Leased hotels in operation for less than six months derived a hotel loss (non-GAAP) of RMB72.2 million (US$11.6 million), or 28% of net revenues derived from those hotels in 2012. Losses generated from leased hotels in operation for less than six months increased from prior year, due to larger number of rooms added and higher per-hotel ramping-up loss primarily relating to development of mid-scale hotel brand and penetration into new cities. For manachised and franchised hotels, hotel income (non-GAAP) was RMB265.7 million (US$42.6 million), or 81% of net revenue derived from those hotels.

Cash flow.  Net operating cash flow for the fourth quarter of 2012 was RMB191.4 million (US$30.7 million).  Cash spent on the purchase of property and equipment, purchase of intangible assets and acquisitions, which are part of investing cash flow, was RMB266.2 million (US$42.7 million).

Net operating cash flow for the full year of 2012 was RMB715.7 million (US$114.9 million). Cash spent on the purchase of property and equipment, purchase of intangible assets, long-term investment and acquisitions was RMB1,059.8 million (US$170.1 million).

Cash and cash equivalents, Restricted cash, and Short-term investment. As of December 31, 2012, the Company had a total balance of cash and cash equivalents, restricted cash and short-term investment of RMB459.7 million (US$73.8 million).

Business Outlook and Guidance for 2013
“We remain positive on the growing trend of travelling demand in China. Our brand portfolio is well-positioned to meet the diversified needs of customers who seek good value for their money. In 2013, we plan to add one Joya Hotel; 55 to 65 mid-scale hotels under JI Hotel and Starway Hotel brands; and 275 to 315 economy hotels under the Hanting Hotel and Hi Inn brands,” commented Mr. Ji.  The company expects all new hotels added to be under the leased or manachised models.

The Company expects to achieve net revenues in the range of RMB845 to 860 million in the first quarter of 2013, representing a 30% to 32% growth year-over-year. For the full year 2013, the Company expects net revenues to grow 26% to 29% from 2012.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group’s management will host a conference call at 8 p.m. EST, Wednesday, March 6, 2013 (or 9 a.m. on Thursday, March 7, 2013 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 9824 7010.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 13, 2013. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 8199 0299 (for callers outside the US) and entering pass code 9824 7010 if you wish to listen to this recording.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, http://ir.htinns.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted net earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA from operating hotels excluding pre-opening expenses and share-based compensation expenses; and hotel income.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.  For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.  The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance.  The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods.  These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance.  The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making.  A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business.  Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure.  The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure.  In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance.  The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA from operating hotels, which is defined as EBITDA before pre-opening expenses and share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of pre-opening expenses and share-based compensation expenses, a portion of which is non-cash rental expenses, helps facilitate year-on-year comparison of the results of operations as the number of hotels in the development stage may vary significantly from year to year.  Therefore, the Company believes adjusted EBITDA from operating hotels more closely reflects the performance capability of hotels currently in operation.  The calculation of EBITDA and adjusted EBITDA from operating hotels does not deduct interest income.  The presentation of EBITDA and adjusted EBITDA from operating hotels should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA from operating hotels has certain limitations.  Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Pre-opening expenses and share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA from operating hotels.  Each of these items should also be considered in the overall evaluation of the results.  The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest expense, income tax expense, pre-opening expenses, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA from operating hotels are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA from operating hotels is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP.  When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP.  In addition, the Company’s EBITDA or adjusted EBITDA from operating hotels may not be comparable to EBITDA or adjusted EBITDA from operating hotels – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA from operating hotels in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA, adjusted EBITDA from operating hotels, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under five brands, namely, Joya Hotel, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company’s website: http://ir.htinns.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

--Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2011	September 30, 2012	December 31, 2012
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	781,601	465,695	449,844	72,205
Restricted cash	1,500	61,455	1,790	287
Short-term Investment	-	-	8,074	1,296
Accounts receivable, net	37,416	48,125	50,633	8,127
Prepaid rent	228,087	278,276	321,305	51,573
Inventories	31,232	32,980	37,971	6,095
Other current assets	53,862	63,886	83,058	13,332
Deferred tax assets	40,119	40,119	44,231	7,099
Total current assets	1,173,817	990,536	996,906	160,014

Property and equipment, net	2,095,794	2,670,518	2,951,509	473,750
Intangible assets, net	69,779	117,881	100,980	16,208
Long term investment		28,129	28,129	4,515
Goodwill	42,536	42,689	64,180	10,302
Other assets	102,056	126,508	133,536	21,434
Deferred tax assets	40,968	40,968	54,947	8,820
Total assets	3,524,950	4,017,229	4,330,187	695,043

Liabilities and equity
Current liabilities:
Long-term debt, current portion	-	240	-	-
Accounts payable	417,605	502,034	624,824	100,291
Amount due to related parties	1,030	1,168	801	129
Salary and welfare payable	80,266	60,069	117,980	18,937
Deferred revenue	138,148	183,703	200,515	32,185
Accrued expenses and other current liabilities	142,146	176,318	187,380	30,076
Income tax payable	14,148	2,474	23,142	3,715
Total current liabilities	793,343	926,006	1,154,642	185,333

Long-term debt	-	640	-	-
Deferred rent	329,774	434,520	470,438	75,511
Deferred revenue	71,698	93,504	99,800	16,019
Other long-term liabilities	61,574	85,129	92,407	14,832
Deferred tax liabilities	12,677	12,677	22,335	3,585
Total liabilities	1,269,066	1,552,476	1,839,622	295,280

Equity
Ordinary shares	179	180	180	29
Additional paid-in capital	2,199,954	2,234,254	2,243,403	360,091
Retained earnings	85,127	241,822	260,014	41,735
Accumulated other comprehensive loss	(39,166)	(37,648)	(38,408)	(6,165)
Total China Lodging Group, Limited equity	2,246,094	2,438,608	2,465,189	395,690
Noncontrolling interest	9,790	26,145	25,376	4,073
Total equity	2,255,884	2,464,753	2,490,565	399,763
Total liabilities and equity	3,524,950	4,017,229	4,330,187	695,043

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Operations
	Quarter Ended				Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012		December 31, 2011	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	626,738	846,687	831,104	133,401	2,172,934	3,069,431	492,678
Manachised and franchised hotels	63,183	100,955	105,561	16,944	212,644	349,847	56,154
Total revenues	689,921	947,642	936,665	150,345	2,385,578	3,419,278	548,832
Less: business tax and related surcharges	(39,184)	(54,005)	(53,468)	(8,582)	(135,981)	(194,751)	(31,260)
Net revenues	650,737	893,637	883,197	141,763	2,249,597	3,224,527	517,572

Operating costs and expenses:
Hotel operating costs:
Rents	(183,367)	(235,729)	(255,967)	(41,085)	(655,247)	(916,357)	(147,085)
Utilities	(40,514)	(53,340)	(58,166)	(9,336)	(150,865)	(215,768)	(34,633)
Personnel costs	(97,065)	(128,840)	(143,511)	(23,035)	(329,078)	(505,773)	(81,182)
Depreciation and amortization	(66,611)	(88,500)	(93,929)	(15,077)	(227,938)	(337,162)	(54,118)
Consumables, food and beverage	(70,341)	(89,519)	(94,190)	(15,119)	(228,244)	(333,245)	(53,490)
Others	(35,921)	(34,097)	(48,312)	(7,755)	(111,965)	(145,597)	(23,370)
Total hotel operating costs	(493,819)	(630,025)	(694,075)	(111,407)	(1,703,337)	(2,453,902)	(393,878)
Selling and marketing expenses	(29,307)	(24,316)	(28,959)	(4,648)	(94,754)	(102,814)	(16,503)
General and administrative expenses	(43,792)	(55,734)	(61,044)	(9,798)	(160,062)	(217,388)	(34,893)
Pre-opening expenses	(49,460)	(63,230)	(69,835)	(11,209)	(184,298)	(230,690)	(37,028)
Total operating costs and expenses	(616,378)	(773,305)	(853,913)	(137,062)	(2,142,451)	(3,004,794)	(482,302)
Income from operations	34,359	120,332	29,284	4,701	107,146	219,733	35,270
Interest income	5,199	3,932	3,309	531	18,111	14,554	2,336
Interest expenses	(213)	(200)	(200)	(32)	(882)	(822)	(132)
Other income	753	377	374	60	2,649	2,208	354
Foreign exchange gain/(loss)	2,734	(248)	354	57	15,930	(2,000)	(321)
Income before income tax	42,832	124,193	33,121	5,317	142,954	233,673	37,507
Income tax expense	(11,192)	(26,289)	(13,311)	(2,137)	(24,816)	(54,169)	(8,695)
Net income	31,640	97,904	19,810	3,180	118,138	179,504	28,812
Net income attributable to noncontrolling interests	(1,340)	(2,112)	(1,618)	(260)	(3,306)	(4,617)	(741)
Net income attributable to China Lodging Group, Limited	30,300	95,792	18,192	2,920	114,832	174,887	28,071

Net earnings per share
— Basic	0.12	0.39	0.07	0.01	0.47	0.72	0.12
— Diluted	0.12	0.39	0.07	0.01	0.47	0.71	0.11

Net earnings per ADS
— Basic	0.50	1.57	0.30	0.05	1.90	2.88	0.46
— Diluted	0.49	1.55	0.29	0.05	1.87	2.83	0.45

Weighted average ordinary shares outstanding
— Basic	242,461	243,282	244,318	244,318	241,928	243,284	243,284
— Diluted	245,896	247,620	248,265	248,265	246,181	246,981	246,981

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	(2,841)	126	(760)	(122)	(16,463)	758	122
Comprehensive income	28,799	98,030	19,050	3,058	101,675	180,262	28,934
Comprehensive income attributable to the noncontrolling interest	(1,340)	(2,112)	(1,618)	(260)	(3,306)	(4,617)	(741)
Comprehensive income attributable to China Lodging Group, Limited	27,459	95,918	17,432	2,798	98,369	175,645	28,193

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended				Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012		December 31, 2011	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	31,640	97,904	19,810	3,180	118,138	179,504	28,812
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,858	7,789	5,103	819	15,483	20,837	3,345
Depreciation and amortization	70,328	90,991	96,834	15,543	236,857	347,575	55,790
Deferred taxes	(35,714)	-	(18,226)	(2,925)	(35,714)	(18,226)	(2,925)
Bad debt expenses	554	618	(735)	(118)	667	1,238	199
Deferred rent	27,966	46,155	37,259	5,980	92,927	143,858	23,092
Impairment loss	710	-	4,549	730	710	5,349	859
Excess tax benefit from share-based compensation	(8,324)	(2,865)	(793)	(127)	(8,324)	(4,302)	(691)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(4,669)	2,129	(1,773)	(285)	(16,401)	(12,336)	(1,980)
Prepaid rent	(34,442)	(21,382)	(43,029)	(6,907)	(75,820)	(93,218)	(14,963)
Inventories	(4,736)	(1,198)	(4,991)	(801)	(12,792)	(6,714)	(1,078)
Amount due from related parties	-	-	-	-	3,267	-	-
Other current assets	(14,701)	926	(20,616)	(3,309)	(15,684)	(29,404)	(4,720)
Other assets	176	(7,705)	(7,030)	(1,128)	(22,102)	(31,482)	(5,053)
Accounts payable	(627)	(1,775)	5,493	882	3,435	3,390	544
Amount due to related parties	(290)	(249)	(366)	(59)	175	(229)	(37)
Salary and welfare payables	37,718	(28,811)	57,914	9,296	22,628	36,809	5,906
Deferred revenue	26,549	27,299	23,108	3,709	92,803	90,468	14,521
Accrued expenses and other current liabilities	169	14,927	7,425	1,192	34,246	36,076	5,791
Income tax payable and receivable	34,290	8,621	22,078	3,544	7,350	13,296	2,134
Other long-term liabilities	5,469	9,448	9,348	1,500	16,891	33,231	5,334
Net cash provided by operating activities	134,924	242,822	191,362	30,716	458,740	715,720	114,880
Investing activities:
Purchase of property and equipment	(208,746)	(278,226)	(263,764)	(42,337)	(768,756)	(998,050)	(160,198)
Purchases of intangibles	(13,037)	(527)	(1,936)	(311)	(14,674)	(3,532)	(567)
Amount received as a result of government zoning	-	-	-	-	6,900	-	-
Acquisitions, net of cash received	(9,540)	(3,040)	(510)	(82)	(57,822)	(30,055)	(4,824)
Payment to acquire investment	-	-	-	-	-	(28,129)	(4,515)
Purchase of short term investment	-	-	(8,074)	(1,296)	(30,000)	(8,074)	(1,296)
Proceeds from sales of short-term investments	30,000	-	-	-	130,000	-	-
Decrease (increase) in restricted cash	4,000	(46,500)	59,665	9,577	(225)	(290)	(47)
Net cash used in investing activities	(197,323)	(328,293)	(214,619)	(34,449)	(734,577)	(1,068,130)	(171,447)
Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	2,076	7,770	6,017	966	7,285	18,520	2,973
Proceeds from long-term bank loans	-	-	-	-	-	1,000	161
Repayment of long term debt	-	(90)	(880)	(141)	-	(1,000)	(161)
Funds advanced from noncontrolling shareholders	-	-	3,000	482	3,485	3,000	482
Repayment of funds advanced from noncontrolling interest holders	(533)	(674)	(621)	(100)	(2,568)	(2,681)	(430)
Contribution from noncontrolling interest holders	-	210	25	4	459	240	39
Dividend paid to noncontrolling interest holders	(127)	(183)	(168)	(27)	(3,151)	(3,486)	(560)
Excess tax benefit from share-based compensation	8,324	2,865	793	127	8,324	4,302	691
Net cash provided by (used in) financing activities	9,740	9,898	8,166	1,311	13,834	19,895	3,195
Effect of exchange rate changes on cash and cash equivalents	(2,841)	125	(760)	(122)	(16,463)	758	122
Net increase (decrease) in cash and cash equivalents	(55,500)	(75,448)	(15,851)	(2,544)	(278,466)	(331,757)	(53,251)
Cash and cash equivalents, beginning of period	837,101	541,143	465,695	74,749	1,060,067	781,601	125,456
Cash and cash equivalents, end of period	781,601	465,695	449,844	72,205	781,601	449,844	72,205

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	694,075	78.6%	318	0.0%	693,757	78.6%
Selling and marketing expenses	28,959	3.3%	164	0.0%	28,795	3.3%
General and administrative expenses	61,044	6.9%	4,621	0.5%	56,423	6.4%
Pre-opening expenses	69,835	7.9%	-	0.0%	69,835	7.9%
Total operating costs and expenses	853,913	96.7%	5,103	0.5%	848,810	96.2%
Income from operations	29,284	3.3%	5,103	0.5%	34,387	3.8%

	Quarter Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	111,407	78.6%	51	0.0%	111,356	78.6%
Selling and marketing expenses	4,648	3.3%	26	0.0%	4,622	3.3%
General and administrative expenses	9,798	6.9%	742	0.5%	9,056	6.4%
Pre-opening expenses	11,209	7.9%	-	0.0%	11,209	7.9%
Total operating costs and expenses	137,062	96.7%	819	0.5%	136,243	96.2%
Income from operations	4,701	3.3%	819	0.5%	5,520	3.8%

	Quarter Ended September 30, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	630,025	70.5%	1,029	0.1%	628,996	70.4%
Selling and marketing expenses	24,316	2.7%	289	0.0%	24,027	2.7%
General and administrative expenses	55,734	6.2%	6,471	0.7%	49,263	5.5%
Pre-opening expenses	63,230	7.1%	-	0.0%	63,230	7.1%
Total operating costs and expenses	773,305	86.5%	7,789	0.8%	765,516	85.7%
Income/(Loss) from operations	120,332	13.5%	7,789	0.8%	128,121	14.3%

	Quarter Ended December 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	493,819	75.9%	536	0.1%	493,283	75.8%
Selling and marketing expenses	29,307	4.5%	178	0.0%	29,129	4.5%
General and administrative expenses	43,792	6.7%	2,144	0.3%	41,648	6.4%
Pre-opening expenses	49,460	7.6%	-	0.0%	49,460	7.6%
Total operating costs and expenses	616,378	94.7%	2,858	0.4%	613,520	94.3%
Income from operations	34,359	5.3%	2,858	0.4%	37,217	5.7%

	Year Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	2,453,902	76.1%	2,592	0.1%	2,451,310	76.0%
Selling and marketing expenses	102,814	3.2%	1,031	0.0%	101,783	3.2%
General and administrative expenses	217,388	6.7%	17,214	0.5%	200,174	6.2%
Pre-opening expenses	230,690	7.2%	-	0.0%	230,690	7.2%
Total operating costs and expenses	3,004,794	93.2%	20,837	0.6%	2,983,957	92.6%
Income from operations	219,733	6.8%	20,837	0.6%	240,570	7.4%

	Year Ended December 31, 2012
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	393,878	76.1%	416	0.1%	393,462	76.0%
Selling and marketing expenses	16,503	3.2%	166	0.0%	16,337	3.2%
General and administrative expenses	34,893	6.7%	2,763	0.5%	32,130	6.2%
Pre-opening expenses	37,028	7.2%	-	0.0%	37,028	7.2%
Total operating costs and expenses	482,302	93.2%	3,345	0.6%	478,957	92.6%
Income from operations	35,270	6.8%	3,345	0.6%	38,615	7.4%

	Year Ended December 31, 2011
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	1,703,337	75.7%	2,115	0.1%	1,701,222	75.6%
Selling and marketing expenses	94,754	4.2%	783	0.0%	93,971	4.2%
General and administrative expenses	160,062	7.1%	12,585	0.6%	147,477	6.5%
Pre-opening expenses	184,298	8.2%	-	0.0%	184,298	8.2%
Total operating costs and expenses	2,142,451	95.2%	15,483	0.7%	2,126,968	94.5%
Income from operations	107,146	4.8%	15,483	0.7%	122,629	5.5%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended				Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012		December 31, 2011	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	30,300	95,792	18,192	2,920	114,832	174,887	28,071
Share-based compensation expenses	2,858	7,789	5,103	819	15,483	20,837	3,345
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	33,158	103,581	23,295	3,739	130,315	195,724	31,416

Net earnings per share (GAAP)
— Basic	0.12	0.39	0.07	0.01	0.47	0.72	0.12
— Diluted	0.12	0.39	0.07	0.01	0.47	0.71	0.11

Net earnings per ADS (GAAP)
— Basic	0.50	1.57	0.30	0.05	1.90	2.88	0.46
— Diluted	0.49	1.55	0.29	0.05	1.87	2.83	0.45

Adjusted net earnings per share (non-GAAP)
— Basic	0.14	0.43	0.10	0.02	0.54	0.80	0.13
— Diluted	0.13	0.42	0.09	0.02	0.53	0.79	0.13

Adjusted net earnings per ADS (non-GAAP)
— Basic	0.55	1.70	0.38	0.06	2.15	3.22	0.52
— Diluted	0.54	1.67	0.38	0.06	2.12	3.17	0.51

Weighted average ordinary shares outstanding
— Basic	242,461	243,282	244,318	244,318	241,928	243,284	243,284
— Diluted	245,896	247,620	248,265	248,265	246,181	246,981	246,981

	Quarter Ended				Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012		December 31, 2011	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	30,300	95,792	18,192	2,920	114,832	174,887	28,071
Interest expenses	213	200	200	32	882	822	132
Income tax expense	11,192	26,289	13,311	2,137	24,816	54,169	8,695
Depreciation and amortization	70,328	90,991	96,834	15,543	236,857	347,575	55,790
EBITDA (non-GAAP)	112,033	213,272	128,537	20,632	377,387	577,453	92,688
Pre-opening expenses	49,460	63,230	69,835	11,209	184,298	230,690	37,028
Share-based Compensation	2,858	7,789	5,103	819	15,483	20,837	3,345
Adjusted EBITDA from operating hotels (non-GAAP)	164,351	284,291	203,475	32,660	577,168	828,980	133,061

	Quarter Ended				Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012		December 31, 2011	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	650,737	893,637	883,197	141,763	2,249,597	3,224,527	517,572
Less: Hotel operating costs	(493,819)	(630,025)	(694,075)	(111,407)	(1,703,337)	(2,453,902)	(393,878)
Hotel income (non-GAAP)	156,918	263,612	189,122	30,356	546,260	770,625	123,694

	China Lodging Group, Limited
Operating Data
	As of
	December 31, 2011	September 30, 2012	December 31, 2012
Total hotels in operation:	639	938	1,035
Leased hotels	344	415	465
Manachised hotels	295	446	516
Franchised hotels*	-	77	54
Total hotel rooms in operation	71,621	103,322	113,650
Leased hotels	40,514	48,857	54,694
Manachised hotels	31,107	46,296	53,381
Franchised hotels*	-	8,169	5,575
Number of cities	100	149	171

* refers to franchised Starway hotels

Hotel breakdown by brand	As of
	December 31, 2011	September 30, 2012	December 31, 2012
Total hotels in operation:	639	938	1,035
Ji Hotel (previously Seasons Hotel)	22	26	32
Hanting Hotel	589	795	898
Hi Inn	28	35	40
Starway Hotel	-	82	65

	For the quarter ended
	December 31, 2011	September 30, 2012	December 31, 2012
Occupancy rate (as a percentage)
Leased hotels	92%	97%	92%
Manachised hotels	95%	98%	92%
Blended	93%	97%	92%
Average daily room rate (in RMB)
Leased hotels	184	188	182
Manachised hotels	173	177	170
Blended	179	183	176
RevPAR (in RMB)
Leased hotels	170	183	167
Manachised hotels	164	173	157
Blended	167	178	162

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,
	2011	2012
Total	508	508
Leased hotels	278	278
Manachised hotels	230	230
Total	59,313	59,313
Leased hotels	34,431	34,431
Manachised hotels	24,882	24,882
Occupancy rate (as a percentage)	96%	97%
Average daily rate (in RMB)	182	185
RevPAR (in RMB)	175	179